--------
 FORM 3
--------

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940

---------------------------
   OMB APPROVAL
---------------------------

OMB Number     3235-0104
Expires: September 30, 1998
Estimated average burden
hours per response . . . 0.5
----------------------------

------------------------------------------------
1. Name and Address of Reporting Person*

MQ Acquisition Corporation
------------------------------------------------
(Last)              (First)             (Middle)

c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street
------------------------------------------------
              (Street)

New York       New York     10022
------------------------------------------------
(City)         (State)      (Zip)

------------------------------------------------

-------------------------------------
2.  Date of Event Requiring Statement
       (Month/Day/Year)
            1/14/98

-----------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

-------------------------------------------
4. Issuer Name and Ticker or Trading Symbol
     MEDIQ Incorporated (AMEX: MED)

---------------------------------------------------
5. Relationship of Reporting Person(s) to Issuer
                 (Check all applicable)
                                 X
 ----- Director                 ---- 10% Owner
 ----- Officer (give            ---- Other (specify
                title below)                 below)

         ------------------

-----------------------------
6.  If Amendment, Date of
    Original (Month/Day/Year)

----------------------------------------------
7.  Individual or Joint/Group
    Filing (Check Applicable List)

    --- Form filed by One Reporting Person
     X
    --- Form filed by More than One Reporting
        Person
----------------------------------------------


Table I - Non-Derivative Securities Beneficially Owned
-------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                    2.  Amount of Securities   3. Ownership        4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                               Beneficially Owned        Form: Direct         (Instr. 5)
                                             (Instr. 4)                (D) or Indirect
                                                                       (I)  (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $1.00 per share          -0-                          n/a                     (1)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Series A Preferred Stock, par value
  $.50 per share                                 -0-                          n/a                     (1)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                    (Over)

FORM 3 (Continued)  Table II - Derivative Securities Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible
                                securities)


------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security       2. Date                3. Title and Amount of Securities Underlying  4. Conver-
   (Instr. 4)                            Exercisable and     Derivative Security                              sion or
                                          Expiration Date     (Instr. 4)                                      Exercise
                                         (Month/Day/Year)                                                     Price of
                                       ------------------------------------------------------------------     Derivative
                                                                                                              Security
                                                                                                            ------------
                                         Date      Expira                                       Amount
                                         Exer-     tion                      Title              or
                                         cisable   Date                                         Number
                                                                                                of Shares
-------------------------------------------------------------------------------------------------------------------------

Option to Buy Common Stock                 (1)       (1)          Common Stock, par value        4,719,130   $14.50
                                                                         $1.00 per share
-------------------------------------------------------------------------------------------------------------------------
Option to Buy Series A Preferred Stock     (1)       (1)           Series A Preferred Stock,     4,747,412   $14.50
                                                                     par value $.50 per share
-------------------------------------------------------------------------------------------------------------------------


------------------------------------------
5. Owner-       6. Nature of Indirect
   ship            Beneficial Ownership
   Form of         (Instr. 5)
   Deri-
   vative
  Security:
   Direct
   (D) or
   Indirect
   (I)
   (Instr. 5)
------------------------------------------

      D
------------------------------------------
      D
------------------------------------------



Explanation of Responses:

(1) On January 14, 1998, MQ Acquisition Corporation, a Delaware corporation ("Acquiror"), and MEDIQ Incorporated, a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the proposed merger of Acquiror with and into the Company. Acquiror was formed by Bruckmann, Rosser, Sherrill & Co. L.P. (together with Acquiror the "Reporting Persons"). In connection therewith, the Acquiror entered into certain Stockholder Agreements with certain stockholders of the Company, who (based on representations in such Stockholder Agreements) beneficially own an aggregate of (i) 4,719,130 shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") (or approximately 24% of the total outstanding shares of Common Stock, based on the total number of shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of January 14, 1998 and without giving effect to the conversion of any shares of Preferred Stock), and (ii) 4,747,412 shares of Series A Preferred Stock, par value $.50 per share, of the Company (the "Preferred Stock") (or approximately 76% of the outstanding shares of Preferred Stock represented by the Company in the Merger Agreement to have been outstanding as of January 14, 1998). Each share of Preferred Stock is convertible into one share of Common Stock. In addition, the Acquiror entered into a Stock Option Agreement with respect to such shares whereupon the occurrence of certain events such shares can be purchased by the Acquiror for $14.50 cash. The options are exerciseable upon the occurrence of a "Purchase Event" (as defined in the Stock Option Agreement) and expire as provided for in the Stock Option Agreement. Under the definition of "beneficial ownership" as set forth in Rule 16a-1 under the Securities Exchange Act of 1934, the Acquiror may be deemed to beneficially own the Common Stock and the Preferred Stock (i) underlying the Option Agreement or (ii) subject to the Stockholder Agreements. The Acquiror has been formed by Bruckmann, Rosser, Sherrill & Co. L.P. ("BRS LP") and BRS LP, acting through its sole general partner, BRS Partners L.P. ("BRS Partners"), has the power to direct the voting of and disposition of any shares beneficially owned by the Acquiror. As a result, BRS Partners may be deemed to beneficially own any shares deemed to be beneficially owned by BRS LP or the Acquiror. BRS Partners, acting through its sole general partner, BRSE Associates, Inc. ("BRSE"), has the power to direct the voting of and disposition of any shares beneficially owned by BRS LP or the Acquiror. As a result, BRSE may be deemed to beneficially own any shares deemed to be beneficially owned by BRS Partners, BRS LP or the Acquiror. In addition, Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") in its capacity as general manager of BRS LP may be deemed to beneficially own any shares deemed to be beneficially owned by BRS LP or the Acquiror. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of, or has any pecuniary interest in, any shares of Common Stock or Preferred Stock.

      The Stock Option Agreement and Stockholder Agreements have been filed as Exhibit 2.2 and Exhibits 2.3, 2.4, 2.5 and 2.6, respectively, to the Company's 8-K filed January 21, 1998 and are incorporated herein by reference and the description of such agreements above is qualified in its entirety by reference to such exhibits.


                        MQ Acquisition Corporation

                        /s/ Bruce C. Bruckmann                     1/23/98
                        -----------------------------------    ---------------
                        ** Signature of Reporting Person             Date
                        Name:  Bruce C. Bruckmann
                        Title: President


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

FORM 3 Attachment - MQ Acquisition Corporation

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940

---------------------------
OMB APPROVAL
---------------------------

OMB Number     3235-0104
Expires: September 30, 1998
Estimated average burden
hours per response . . . 0.5
----------------------------

------------------------------------------------
1. Name and Address of Reporting Person*

Bruckmann, Rosser, Sherrill & Co. L.P.
------------------------------------------------
(Last)              (First)             (Middle)

c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street
------------------------------------------------
              (Street)

New York       New York     10022
------------------------------------------------
(City)         (State)      (Zip)

------------------------------------------------

-------------------------------------
2.  Date of Event Requiring Statement
            1/14/98

-----------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

-------------------------------------------
4. Issuer Name and Ticker or Trading Symbol
     MEDIQ Incorporated (AMEX: MED)

---------------------------------------------------
5. Relationship of Reporting Person(s) to Issuer
                 (Check all applicable)

 ----- Director                 ---- 10% Owner
 ----- Officer (give            ---- Other (specify
                title below)                 below)

                         ------------------

-----------------------------
6.  If Amendment, Date of
    Original (Month/Day/Year)

----------------------------------------------
7.  Individual or Joint/Group
    Filing (Check Applicable List)

    --- Form filed by One Reporting Person

    --- Form filed by More than One Reporting
        Person
----------------------------------------------

Table I - Non-Derivative Securities Beneficially Owned
-------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                    2.  Amount of Securities   3. Ownership        4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                               Beneficially Owned        Form: Direct         (Instr. 5)
                                             (Instr. 4)                (D) or Indirect
                                                                       (I)  (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 FORM 3 Attachment  (Continued) - MQ Acquisition Corporation

   Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



-------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security       2. Date                3. Title and Amount of Securities Underlying  4. Conver-
   (Instr. 4)                            Exercisable and     Derivative Security                              sion or
                                          Expiration Date     (Instr. 4)                                       Exercise
                                         (Month/Day/Year)                                                     Price of
                                       -------------------------------------------------------------------    Derivative
                                                                                                              Security
                                                                                                           -------------
                                         Date      Expira                                       Amount
                                         Exer-     tion                      Title              or
                                         cisable   Date                                         Number
                                                                                                of Shares
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

------------------------------------------
5. Owner-       6. Nature of Indirect
   ship            Beneficial Ownership
   Form of         (Instr. 5)
   Deri-
   vative
  Security:
   Direct
   (D) or
   Indirect
   (I)
   (Instr. 5)
------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

------------------------------------------

                       Bruckmann, Rosser, Sherrill & Co. L.P.
                       By:  BRS Partners L.P., its General Partner
                       By:  BRSE Associates, Inc.,   its General Partner


                        /s/ Bruce C. Bruckmann                     1/23/98
                        -----------------------------------    ---------------
                        ** Signature of Reporting Person             Date
                        Name:  Bruce C. Bruckmann
                        Title: Managing Director

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
   See Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.